Filed Pursuant to Rule Number 424(b)(3)
Registration No. 333-169075

AMERICAN REALTY CAPITAL HEALTHCARE TRUST, INC.
SUPPLEMENT NO. 2 DATED MAY 19, 2011
TO THE PROSPECTUS DATED FEBRUARY 18, 2011

This prospectus supplement (this “Supplement No. 2”) is part of the prospectus of American Realty Capital Healthcare Trust, Inc. (the “Company” or “we”), dated February 18, 2011 (the “Prospectus”) and Supplement No. 1 dated May 10, 2011 (“Supplement No. 1”). This Supplement No. 2 supplements, modifies or supersedes certain information contained in the Prospectus and Supplement No. 1 and should be read in conjunction with the Prospectus and Supplement No. 1. This Supplement No. 2 will be delivered with the Prospectus and Supplement No. 1.

The purpose of this Supplement No. 2 is to (i) update the status of the Company’s initial public offering to disclose that the Company has raised sufficient proceeds to break escrow, (ii) disclose the declaration of a distribution rate by the Board of Directors and (iii) disclose potential acquisitions of real estate investments.

Status of the Offering

We commenced our initial public offering of 150,000,000 shares of common stock on February 18, 2011. As of May 12, 2011, we had raised total gross proceeds in the amount of $2,001,443, sufficient to break escrow, broken escrow and issued 212,526 shares of common stock to our initial investors who were admitted as stockholders.

Declaration of Distribution

On May 12, 2011, our Board of Directors declared a distribution rate equal to a 6.60% annualized rate based on the common stock price of $10.00. The distributions will be payable monthly commencing the earlier of 30 days following our initial property acquisition or July 31, 2011, to stockholders of record at the close of business each day during the prior month. The dividend will be calculated based on stockholders of record each day during the applicable period at a rate of $0.01808219178 per day.

Potential Property Investments

The following disclosure is to be added to page 115 of the Prospectus.

“Potential Property Investments

On May 18, 2011, our board of directors approved the following property acquisitions. Although we believe that the acquisition of the properties is probable, there can be no assurance that the acquisitions will be consummated.

University of Wisconsin Medical Center

We anticipate acquiring one free-standing fee simple clinical outpatient building leased to the University of Wisconsin Medical Foundation (“UWMF”) located in Monona, Wisconsin, which is adjacent to Madison. UWMF is a subsidiary of University of Wisconsin Medical System. The builder and seller of the property is Yahara Creek, LLC.

Pursuant to the terms of the purchase agreement, our obligation to close upon the acquisition is subject to our satisfactory completion of a due diligence review of the property. The purchase agreement contains customary representations and warranties by the seller.

The building is currently under construction with an anticipated completion date in September 2011. The building will contain 32,000 square feet of gross leasable area. The building is being constructed to meet US Green Building Council LEED Silver certification standards. The property will serve as clinical outpatient facility that provides services such as x-rays, mammography, health and nutrition education and physical therapy to patients. Another hospital is developing a similar clinical outpatient facility adjacent to the site of the property that may provide competitive services.

Capitalization

The purchase price of the property is $9.3 million at a capitalization rate of 7.82% (calculated by dividing annualized rental income on a straight-line basis less estimated property operating costs by the purchase price). We intend to fund fifty percent of the purchase price with proceeds from our ongoing initial public offering and the remaining fifty percent with a first mortgage loan from a lender yet to be identified at an estimated fifty percent loan-to-value. There is no assurance that we will be able to secure financing on terms that we deem favorable or at all.

Major Tenants /Lease Expiration

The property will be 100% leased to UWMF. The lease will have a ten year term with fixed annual rental escalations of 2.0%. We anticipate that occupancy of the property will occur in September 2011. The lease will be double net whereby we, as landlord, are responsible for maintaining the roof and structure of the building and UWMF is required to pay substantially all other operating expenses, in addition to base rent. The lease will not contain a renewal option. The total annual rent for the initial lease term will be approximately $675,000.

Other

We intend to adequately insure the property.

The annual realty taxes payable on the building for the calendar year 2011 are unknown at present as the facility is still under construction. Such real estate taxes are required to be paid directly by the tenant under the terms of the lease.

The University of Wisconsin Medical Foundation is the clinic practice organization for the faculty physicians of the University of Wisconsin School of Medicine and Public Health. UWMF provides clinical sites, technical and professional staff and administrative services to University of Wisconsin faculty physicians.

Reliant Rehabilitation Hospital

We anticipate acquiring one free-standing fee simple rehabilitation hospital located in Bedford, Texas. The tenant of the property is Reliant Healthcare Partners, LLC (“Reliant Healthcare Partners”). The seller is Bedford Hospital Partners, L.P. Reliant Healthcare Partners is an operating joint venture between Nautic Partners, LLC (“Nautic”) and a physician group. Nautic and the physician group own 74% and 26% of Reliant Healthcare Partners, respectively.

Pursuant to the terms of the purchase agreement, our obligation to close upon the acquisition is subject to our satisfactory completion of a due diligence review of the property. The purchase agreement contains customary representations and warranties by the seller.

The property contains 65,141 square feet of gross leasable area and 60 beds. The property is a clinical inpatient facility that provides nurse and therapy staff, ancillary services and supplies to treat patients who require intensive rehabilitative care generally after receiving treatment or service at an acute care hospital. The property is approximately one mile from Harris Methodist HEB Hospital, five miles from North Hills Hospital, and seven miles from Baylor Regional Medical Center at Grapevine.

Capitalization

The purchase price of the property is $32.3 million at a capitalization rate of 10.20% (calculated by dividing annualized rental income on a straight-line basis less estimated property operating costs by the purchase price). We intend to fund sixty percent of the purchase price with proceeds from our ongoing initial public offering and the remainder with a first mortgage loan from a lender yet to be identified at an estimated forty percent loan-to-value. There is no assurance that we will be able to secure financing on terms that we deem favorable or at all. Sixteen of the physicians and one member of the seller, Bedford Hospital Partners, L.P, which developed the property, provide $3.5 million in personal guarantees for up to seven years from the lease commencement date which amount is reduced in multiple increments if Reliant Healthcare Partners achieves certain pre-prescribed performance metrics.

Major Tenants /Lease Expiration

The property is 100% leased to Reliant Healthcare Partners. The lease has a twenty year term, commenced upon completion of the construction of the hospital and expires on October 23, 2030. We estimate that we will close on the acquisition in September 2011, at which time 19.1 years will remain on the lease. The lease contains 2.0% fixed annual rental escalations during the primary term and two renewal options of ten years each at market rates. The lease is triple net whereby the tenant is required to pay substantially all operating expenses, including all costs to maintain and repair the roof and structure of the building, in addition to base rent. The total annual rent for the initial lease term will be approximately $2.7 million increasing on October 24, 2011.

The table below describes the occupancy rate and the average effective annual rent per square foot as of December 31st for each of the last five years where such information is available:

	December 31, 2010	2009	2008	2007	2006
Occupancy Rate	100.00%	N/A	N/A	N/A	N/A
Average Effective Annual Rental Per Square Foot	$41.59

Other

We believe that the property is adequately insured.

The annual realty taxes payable on the building for the calendar year 2011 are unknown at present as the facility is still under construction. Such real estate taxes are required to be paid directly by the tenant under the terms of the lease.

Reliant Healthcare Partners is a Texas limited liability company that focuses on attracting physician specialists as partners for their inpatient rehab facilities. These facilities treat patients with physical impairments and perform high revenue, high margin specialty procedures that require post-acute, after hospital stays for rehabilitation services for their patients. The majority of its referring physicians come from internal medicine, hospitalists, geriatric, pulmonologists, neurosurgery, neurology, orthopedics, and some cardiology.

Nautic, a private equity firm with over $2.5 billion of capital under management, purchased Reliant Hospital Partners in March 2011 and subsequently formed the joint venture with the physicians group. Nautic currently has four active investments in healthcare-related companies and has exited from eleven various healthcare related companies throughout its history. Nautic targets equity investments of $25 to $75 million.

Texarkana Surgery Center

We anticipate acquiring one free-standing fee simple ambulatory surgery center in Texarkana, Texas. The tenant of the property will be Texarkana Surgery Center, L.P. (“Texarkana Surgery”), which is an operating joint venture between Symbion, Inc. (“Symbion”) and a 23-member physician group. The physician group and Symbion own 42% and 58% of Texarkana Surgery, respectively.

The property contains 17,500 rentable square feet which includes four operating rooms, a pre-op holding area, a recovery room, an x-ray room and a minor procedure room. The property was completed as a build-to-suit facility for the physicians in 1995 that later formed Texarkana Surgery with Symbion in 2000.

Capitalization

The purchase price of the property is $4.5 million at a capitalization rate of 9.42% (calculated by dividing annualized rental income on a straight-line basis less estimated property operating costs by the purchase price). We intend to fund one hundred percent of the purchase price with proceeds from our ongoing initial public offering. We may finance the acquisition post-closing, however there is no assurance that we will be able to secure financing on terms that we deem favorable or at all.

Major Tenants /Lease Expiration

The property is 100% leased to Texarkana Surgery. The lease has a ten year term and expires on April 30, 2021. We estimate that we will close on the acquisition in June 2011 at which time 9.8 years will remain on the lease. The lease contains 2.0% fixed annual rental escalations during the primary term and one renewal option of five years.

The lease is double net whereby we, as the landlord, are responsible for maintaining the roof and structure of the building and Texarkana Surgery is required to pay substantially all other operating expenses, in addition to base rent. The total annual rent for the initial lease term will be approximately $393,000.

The table below describes the occupancy rate and the average effective annual rent per square foot as of December 31st for each of the last five years where such information is available:

	December 31, 2010	2009	2008	2007	2006
Occupancy Rate	100.00%	100.00%	98.46%	100.00%	100.00%
Average Effective Annual Rental Per Square Foot	$24.65	26.37	25.85	25.34	24.85

Other

We believe that the property is adequately insured.

The annual realty taxes payable on the building for the calendar year 2011 will be approximately $69,000. Such real estate taxes are required to be paid directly by the tenant under the terms of the lease.

Approximately 50 doctors practice at the Texarkana Surgery facility within various specialties with no procedure type representing more than 20% of the revenues. Primary services include ophthalmology and ear, nose and throat.

Symbion, located in Nashville, Tennessee, is an operator of short-stay surgical facilities. The company was founded in 1999 to acquire, develop and operate short-stay surgical facilities in partnership with physicians, hospitals and health systems. Symbion’s network has grown to include more than 70 short-stay surgical facilities across 27 states.”